SG

02042178

RECEIVED
SEC MAIL PROCESSING
JUN 19 2002
WASH. D.C. 152 SECTION

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Global Equities

Paris La Défense, le 21 mai 2002
Objet: Société Générale (File n° 82-3501)
Ongoing Submission Pursant to Rule 12g3-2(b)
(Annual Reports and first quarter results 2002)

SUPPL

Equity Corporate Finance

Dear Sirs,

The enclosed documents are being submitted to the Securities and Exchange Commission by Société Générale, file number 82-3501, pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934.

If you have any questions regarding this submission, please contact Mrs Denise Hill in Paris at 33 (0) 1 42 13 78 29.

Yours faithfully,

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

Denise Hill
Equity Capital Markets

dlw 7/3

Société Générale
Tour Société Générale
EQTY/OFA
17, cours Valmy
92987 Paris - La Défense Cédex
France
tel +33.1.42.13.78.29
fax +33.1.42.13.68.41

(A) 565.932

GENERALE

GROUP

PRESS RELEASE **Paris, May 16th 2002**

FIRST QUARTER 2002

Group ROE after tax: 13.6%
Net income: EUR 511 million
(+16% vs. Q4 01, -24% vs. Q1 01)

- **Growth in activity**
- **Cost control confirmed**
- **Integration of acquisitions on track**
- **Higher cost of risk than under average economic conditions**

At the meeting of the Board of Directors of Société Générale on May 15th 2002, chaired by Daniel Bouton, the Board closed the Group's consolidated accounts for the first quarter of 2002. Commenting on these results, Daniel Bouton said:

"In the first quarter of 2002, the Société Générale Group continued to develop its activities while confirming the tight rein kept on its cost base.

The Group's Retail Banking and Asset Management businesses registered a sustained level of activity, with their franchises benefiting from the acquisitions made in 2001. The integration of these acquisitions is proceeding according to plan.

The Corporate and Investment Banking arm benefited from the reorganisation and rightsizing initiatives implemented in 2001 and returned to a level of profitability close to the business's target under average economic and market conditions.

Against this backdrop, net income for the first quarter, which was down by 24% on the first quarter of 2001, rose by 16% in relation to the fourth quarter of 2001."

GROUP CONSOLIDATED RESULTS

In EUR million	Q1 02	*Change vs. Q1 01*		*Change vs. Q4 01*
		Effective	*Like-for-like**	*Effective*
Net banking income	3,675	*+7%*	*-7%*	*0%*
Operating expenses	(2,637)	*+10%*	*-3%*	*-1%*
Gross operating income	1,038	*0%*	*-16%*	*+2%*
Operating income	752	*-12%*	*-28%*	*+32%*
Net income	511	*-24%*		*+16%*

	Q1 02	Q1 01	Q4 01
Annualised ROE after tax	13.6%	19.5%	12.0%
Annualised cash ROE after tax	14.6%	19.6%	12.9%

The Group registered further **growth in activity** in the first quarter of 2002, with **net banking income** rising by 7% in relation to the first quarter of 2001. On a like-for-like basis, net banking income was down 7% on the same period in 2001 when conditions were still robust, in particular on the equity markets.

Gross operating income was flat in relation to the first quarter of 2001 and was up by 2% on the fourth quarter of 2001. On a like-for-like basis, it was down by 16% in relation to the same period in 2001.

The Group continued to trim its cost base, with **operating expenses** falling by 3% on a like-for-like basis in relation to the first quarter of 2001 and by 1% in relation to the fourth quarter of 2001. The Group's **cost/income ratio** came out at 71.8% in the first quarter of 2002, compared with 72.8% over the full year 2001.

The **net allocation to provisions** over the quarter stood at EUR 286 million. Expressed as a proportion of risk-weighted assets, this represented a cost of risk of 62 basis points compared with 93 basis points in the previous quarter, which was marked by Enron and Argentina, and 56 basis points over the full year 2001. The provisioning for American risk was booked without utilising the US general reserve. The cost of risk of the French retail banking networks was stable at 34 basis points versus 32 basis points over the full year 2001.

Operating income was up by 32% on the fourth quarter of 2001 at EUR 752 million. In view of the increase in risk provisioning, it was down 12% in relation to the first quarter of 2001.

Net income from long-term investments fell sharply from EUR 139 million in the first quarter of 2001 to EUR 67 million in the first quarter of 2002, against a backdrop of persistently sluggish stock markets. The **amortisation of goodwill** now includes the full impact of the acquisitions made in 2001 and totalled EUR 39 million over the period. The Group's **effective tax rate** stood at 25% for the quarter.

* **When adjusted for changes in Group structure and at constant exchange rates.**

The **Group's annualised ROE** came out at 13.6% for the quarter, compared with 19.5% in the first quarter of 2001. It remained on the upward trend seen since the end of the third quarter of 2001. The **cash ROE** (calculated before the amortisation of goodwill) stood at 14.6% versus 19.6% for the same period in 2001.

Earnings per share amounted to EUR 1.25 in the first quarter, compared with EUR 1.70 in the first quarter of 2001.

RETAIL BANKING

In EUR million	Q1 02	*Change vs. Q1 01*		*Change vs. Q4 01*
		Effective	*Like-for-like*	*Effective*
Net banking income	2,176	*+22%*	*+4%*	*-3%*
Operating expenses	(1,483)	*+20%*	*+5%*	*0%*
Gross operating income	693	*+26%*	*+1%*	*-9%*
Net income	310	*+23%*		*+3%*

	Q1 02	Q1 01	Q4 01
Annualised ROE after tax	18.1%	17.9%	18.2%

The ROE of the Group's Retail Banking arm came out at 18.1% in the first quarter of 2002, stable against the level seen in the first quarter of 2001 and over the full year 2001.

French Networks

Net banking income of the French networks rose by 3.7% year-on-year.

The Group continued to develop its franchises, with the number of current accounts rising by 3.6% over twelve months. Strong growth was registered in new loans to both individual customers and businesses, while deposits were also up sharply.

Thanks to the efforts of the Group's employees, this growth was achieved while successfully managing the switchover to the euro.

At the same time, the French networks kept a tight rein on operating expenses. The networks' cost/income ratio stood at 71.7% in the first quarter of 2002 compared with 72.1% for the same period in 2001. The implementation of the Customer Relationship Management programme continued on schedule.

The French networks generated an ROE after tax of 17.8% in the first quarter, close to the level registered in the first quarter of 2001.

Retail Banking outside France

The Group continued to develop its retail banking activities outside France actively, in terms of both the banks acquired in 2001 and its existing subsidiaries, with the customer base growing by 103,000 over the first quarter of 2002, taking the total number of customers served by the business line to 4 million. This growth was reflected both in outstandings (deposits and loans) and services, notably related to remote banking.

Overall, the business line's ROE after tax stood at 31.1% for the quarter, driven in particular by the sound performance of the east-European subsidiaries.

Specialised Financial Services

Net banking income generated by Specialised Financial Services accounted for 11% of the Group's revenues in the first quarter of 2002, up 0.7% on a like-for-like basis. Following the acquisition of 100% of Fiditalia, the accounts for the first quarter of 2002 include the fully consolidated activity of this company, which was previously accounted for by the equity method. This subsidiary is one of the leading consumer credit companies in Italy and serves 1.1 million customers.

Due to the consolidation of recent acquisitions, the ROE for the first quarter of 2002 came out at 14.3%.

ASSET MANAGEMENT AND PRIVATE BANKING

In EUR million	Q1 02	*Change vs. Q1 01*		*Change vs. Q4 01*
		Effective	*Like-for-like*	*Effective*
Net banking income	332	*+47%*	*-1%*	*-3%*
Operating expenses	(229)	*+78%*	*+9%*	*+9%*
Gross operating income	103	*+6%*	*-13%*	*-21%*
Net income	63	*+2%*		*-15%*

	Q1 02	Q1 01	Q4 01
Net new money over period *(in EUR bn)*	11.7	6.5	5.6
AuM at end of period *(in EUR bn)*	313	204	298

The Group's Asset Management and Private Banking businesses registered a record inflow of new money in the amount of EUR 12 billion over the first quarter of 2002. As at March 31st 2002, assets managed by the Group totalled EUR 313 billion. Net income amounted to EUR 63 million over the quarter, representing 12% of Group earnings for the period compared with 9% in the first quarter of 2001.

Asset Management

Net new money of EUR 11.1 billion over the quarter was driven by three main factors: the success of sales through third-party networks, the sound commercial performance of TCW and the implementation of cross-selling.

This performance in asset gathering notably consolidates the Group's leadership in alternative management in Europe, a segment in which significant investments were made in 2000 and 2001. These investments served to inflate the business line's cost base in relation to the first quarter of 2001.

Net income booked by Asset Management was up marginally on the first quarter of 2001 at EUR 51 million. However, earnings were down slightly in relation to the fourth quarter of 2001, principally due to the seasonality of certain fee and commission items.

Private Banking

Private Banking registered EUR 0.6 billion of new money over the quarter. At March 31st 2002, assets managed by the business line stood at EUR 41 billion, up 11% on the level at end-March 2001.

Net income stood at EUR 12 million over the quarter. It integrated the cost of developing the business line's on-shore operations, particularly in Asia.

CORPORATE AND INVESTMENT BANKING

In EUR million	Q1 02	*Change vs. Q1 01* *Effective*	*Change vs. Q4 01* *Effective*
Net banking income	1,243	*-14%*	*+14%*
Operating expenses	(870)	*-12%*	*+2%*
Gross operating income	373	*-18%*	*+57%*
Net allocation to provisions	(155)	*+61%*	*-32%*
Net income	167	*-34%*	*x 2.5*

	Q1 02	Q1 01	Q4 01
Annualised ROE after tax	18.0%	24.9%	6.9%

After a second half of 2001 that saw the arm's operating income affected by the increase in the cost of risk and the deterioration of conditions on the global equity markets, the profitability of Corporate and Investment Banking recovered during the first quarter of 2002, albeit without returning to the high level seen in the first quarter of 2001, which was marked by strong performance on the equity markets. The ROE for the period stood at 18.0%, versus 6.9% in fourth quarter of 2001.

This improvement was due, in particular, to the reorganisation and rightsizing carried out in 2001. Consequently, operating expenses over the quarter were down by 7% on the quarterly average for 2001 and by 12% in relation to the first quarter of 2001. The cost/income ratio of the business came out at 70% for the quarter compared with 74% in 2001.

Corporate Banking

There was an increase in client-driven activity both on the primary capital markets, where the Group increased its market shares, and in the structured finance businesses. Fee income and client-related margins accounted for 39% of net banking income over the quarter, versus 36% over the full year 2001. The contribution made by trading revenues was down due to the end of the easing bias in US monetary policy.

Provisions booked by Corporate Banking stood at EUR 155 million over the quarter, representing a cost of risk of 117 bp and notably including a conservative level of provisioning for American risk.

The ROE of the Group's Corporate Banking arm stood at 13.8% for the quarter, compared with 12.8% during the same period in 2001 and 17.4% over the full year 2001.

Equity and Advisory

Net banking income registered by the business lines picked up over the first quarter of the year on the back of solid performances by the Structured Products segment of the Equity Derivatives business and by Arbitrage activities. In contrast, activity in the Primary Equity and Advisory businesses remained slow.

At the same time, the business lines reaped the full reward of the reorganisation and rightsizing initiatives implemented in 2001, but continued to bear non-recurrent costs related to the restructuring initiatives implemented in Asia during the first quarter of 2002.

Net income over the first quarter amounted to EUR 56 million for an ROE of 46%, compared with losses of EUR 21 million in the third quarter of 2001 and EUR 54 million in the fourth quarter.

CORPORATE CENTRE

The Corporate Centre booked a net loss of EUR 29 million in the first quarter, compared with a net profit of EUR 110 million in the first quarter of 2001. This notably reflects the amortisation of goodwill linked to acquisitions made in 2001 (EUR 39 million compared with EUR 4 million in the first quarter of 2001) and the marked reduction in net income from the Group's equity portfolio (EUR 11 million after tax versus EUR 81 million in the first quarter of 2001).

CAPITAL BASE

Group shareholders' equity stood at EUR 16.3 billion at March 31st 2002, representing a book value per share of EUR 39.9 (+8% year-on-year). The Tier-1 ratio stood at 8.3% at this date, compared with 8.4% at December 31st 2001; this change reflects an increase of 3% in risk-weighted assets linked to activity over the first quarter of 2002.

CONSOLIDATED INCOME STATEMENT (in millions of euros)	First Quarter		Change		
	2002	2001	Q1/Q4	Q1/Q1	
Net banking income	3,675	3,433	0%	7%	-7% (*)
Operating expenses	(2,637)	(2,399)	-1%	10%	-3% (*)
Gross operating income	**1,038**	**1,034**	**2%**	**0%**	**-16% (*)**
Net allocation to provisions	(286)	(181)	-36%	58%	39% (*)
Operating income	**752**	**853**	**32%**	**-12%**	**-28% (*)**
Net income from long-term investments	67	139	-33%	-52%	
Net income from companies accounted for by the equity method	(1)	(14)	-89%	-93%	
Extraordinary items	(2)	0	-82%	NM	
Amortisation of goodwill	(39)	(4)	11%	NM	
Income tax	(206)	(256)	70%	-20%	
Net income before minority interests	**571**	**718**	**16%**	**-20%**	
Minority interests	(60)	(41)	20%	46%	
Net income	**511**	**677**	**16%**	**-24%**	
Annualised Group ROE after tax (%)	13.6%	19.5%			
Tier-one ratio at end of period	8.3%	8.8%			

(*) when adjusted for changes in Group structure and at constant exchange rates

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	First Quarter		Change	
	2002	2001	Q1/Q4	Q1/Q1
Retail Banking	**310**	**253**	**3%**	**23%**
o.w. French Networks	191	187	-10%	2%
o.w. Specialised Financial Services	69	41	-21%	68%
o.w. Retail Banking outside France	50	25	NM	NM
Asset Management & Private Banking	**63**	**62**	**-15%**	**2%**
o.w. Asset Management	51	48	-11%	6%
o.w. Private Banking	12	14	-29%	-14%
Corporate & Investment Banking	**167**	**252**	**NM**	**-34%**
o.w. Equity & Advisory	56	142	NM	-61%
o.w. Corporate Banking	111	110	-8%	1%
CORE BUSINESSES	**540**	**567**	**22%**	**-5%**
Corporate Centre	**(29)**	**110**	**NM**	**NM**
GROUP	**511**	**677**	**16%**	**-24%**

QUARTERLY RESULTS BY CORE BUSINESS

	2000				2001				2002
(in millions of euros)	*1st Quarter*	*2nd Quarter*	*3rd Quarter*	*4th Quarter*	*1st Quarter*	*2nd Quarter*	*3rd Quarter*	*4th Quarter*	*1st Quarter*
Retail Banking									
Net banking income	1,657	1,731	1,683	1,761	1,784	1,912	1,874	2,240	2,176
Operating expenses	(1,137)	(1,191)	(1,162)	(1,286)	(1,232)	(1,326)	(1,288)	(1,476)	(1,483)
Gross operating income	*520*	*540*	*521*	*475*	*552*	*586*	*586*	*764*	*693*
Operating income	*447*	*446*	*427*	*366*	*469*	*496*	*475*	*537*	*528*
Net income	*264*	*283*	*252*	*215*	*253*	*300*	*284*	*302*	*310*
o.w. French Networks									
Net banking income	1,218	1,237	1,204	1,269	1,274	1,281	1,296	1,352	1,321
Operating expenses	(871)	(887)	(859)	(967)	(918)	(921)	(915)	(924)	(947)
Gross operating income	*347*	*350*	*345*	*302*	*356*	*360*	*381*	*428*	*374*
Operating income	*304*	*302*	*306*	*234*	*312*	*306*	*320*	*343*	*310*
Net income	*186*	*183*	*191*	*144*	*187*	*191*	*203*	*212*	*191*
Asset Management & Private Banking									
Net banking income	216	225	227	251	226	236	294	341	332
Operating expenses	(108)	(117)	(121)	(161)	(129)	(137)	(210)	(211)	(229)
Gross operating income	*108*	*108*	*106*	*90*	*97*	*99*	*84*	*130*	*103*
Operating income	*107*	*109*	*106*	*86*	*97*	*99*	*84*	*129*	*103*
Net income	*68*	*67*	*69*	*53*	*62*	*65*	*54*	*74*	*63*
Corporate & Investment Banking									
Net banking income	1,798	1,416	1,463	1,321	1,447	1,212	1,284	1,094	1,243
Operating expenses	(1,042)	(1,052)	(1,034)	(996)	(991)	(938)	(936)	(856)	(870)
Gross operating income	*756*	*364*	*429*	*325*	*456*	*274*	*348*	*238*	*373*
Operating income	*682*	*319*	*357*	*262*	*360*	*181*	*222*	*10*	*218*
Net income	*449*	*210*	*240*	*245*	*252*	*135*	*201*	*66*	*167*
o.w. Equity & Advisory									
Net banking income	1,098	911	850	679	747	494	400	313	491
Operating expenses	(610)	(578)	(573)	(493)	(531)	(464)	(442)	(400)	(411)
Gross operating income	*488*	*333*	*277*	*186*	*216*	*30*	*(42)*	*(87)*	*80*
Operating income	*489*	*331*	*277*	*185*	*216*	*30*	*(45)*	*(89)*	*80*
Net income	*314*	*210*	*180*	*122*	*142*	*28*	*(21)*	*(54)*	*56*
o.w. Corporate Banking									
Net banking income	700	505	613	642	700	718	884	781	752
Operating expenses	(432)	(474)	(461)	(503)	(460)	(474)	(494)	(456)	(459)
Gross operating income	*268*	*31*	*152*	*139*	*240*	*244*	*390*	*325*	*293*
Operating income	*193*	*(12)*	*80*	*77*	*144*	*151*	*267*	*99*	*138*
Net income	*135*	*0*	*60*	*123*	*110*	*107*	*222*	*120*	*111*
Corporate Centre									
Net banking income	(2)	17	(85)	120	(24)	4	(58)	8	(76)
Operating expenses	(47)	(26)	(68)	(106)	(47)	(91)	(112)	(124)	(55)
Gross operating income	*(49)*	*(9)*	*(153)*	*14*	*(71)*	*(87)*	*(170)*	*(116)*	*(131)*
Operating income	*(59)*	*5*	*(207)*	*(61)*	*(73)*	*(85)*	*(190)*	*(108)*	*(97)*
Net income	*102*	*192*	*(67)*	*56*	*110*	*141*	*(145)*	*0*	*(29)*
GROUP									
Net banking income	3,669	3,389	3,288	3,453	3,433	3,364	3,394	3,683	3,675
Operating expenses	(2,334)	(2,386)	(2,385)	(2,549)	(2,399)	(2,492)	(2,546)	(2,667)	(2,637)
Gross operating income	*1,335*	*1,003*	*903*	*904*	*1,034*	*872*	*848*	*1,016*	*1,038*
Operating income	*1,177*	*879*	*683*	*653*	*853*	*691*	*591*	*568*	*752*
Net income	*883*	*752*	*494*	*569*	*677*	*641*	*394*	*442*	*511*

QUARTERLY NET INCOME BY CORE BUSINESS

(in millions of euros)	2000				2001				2002
	1st Quarter	*2nd Quarter*	*3rd Quarter*	*4th Quarter*	*1st Quarter*	*2nd Quarter*	*3rd Quarter*	*4th Quarter*	*1st Quarter*
Retail Banking	**264**	**283**	**252**	**215**	**253**	**300**	**284**	**302**	**310**
French Networks	186	183	191	144	187	191	203	212	191
Specialised Financial Services	54	63	48	51	41	84	49	87	69
Retail Banking outside France	24	37	13	20	25	25	32	3	50
Asset Management & Private Banking	**68**	**67**	**69**	**53**	**62**	**65**	**54**	**74**	**63**
Asset Management	47	50	55	41	48	53	42	57	51
Private Banking	21	17	14	12	14	12	12	17	12
Corporate & Investment Banking	**449**	**210**	**240**	**245**	**252**	**135**	**201**	**66**	**167**
Equity & Advisory	314	210	180	122	142	28	(21)	(54)	56
Corporate Banking	135	0	60	123	110	107	222	120	111
CORE BUSINESSES	**781**	**560**	**561**	**513**	**567**	**500**	**539**	**442**	**540**
Corporate Centre	**102**	**192**	**(67)**	**56**	**110**	**141**	**(145)**	**0**	**(29)**
GROUP	**883**	**752**	**494**	**569**	**677**	**641**	**394**	**442**	**511**

QUARTERLY ROE BY CORE BUSINESS

(%)	2000				2001				2002
	1st Quarter	*2nd Quarter*	*3rd Quarter*	*4th Quarter*	*1st Quarter*	*2nd Quarter*	*3rd Quarter*	*4th Quarter*	*1st Quarter*
Retail Banking	**19.4%**	**20.2%**	**17.9%**	**15.1%**	**17.9%**	**18.9%**	**17.6%**	**18.2%**	**18.1%**
French Networks	18.8%	18.0%	18.7%	14.2%	18.4%	18.2%	18.7%	20.0%	17.8%
Specialised Financial Services	19.2%	22.7%	16.9%	18.1%	14.1%	19.9%	11.2%	19.7%	14.3%
Retail Banking outside France	28.4%	37.0%	12.1%	15.7%	25.3%	21.2%	26.3%	1.9%	31.1%
Asset Management & Private Banking	**109.7%**	**96.8%**	**99.6%**	**72.4%**	**88.9%**	**96.2%**	**69.6%**	**89.7%**	**75.4%**
Asset Management	140.3%	125.8%	140.3%	100.6%	129.7%	154.7%	95.1%	116.5%	104.6%
Private Banking	73.7%	57.6%	46.8%	36.9%	42.7%	36.0%	35.9%	50.7%	34.5%
Corporate & Investment Banking	41.2%	19.3%	22.1%	23.0%	24.9%	12.3%	18.8%	6.9%	18.0%
Equity & Advisory	204.8%	114.4%	102.0%	74.4%	91.2%	15.8%	-11.7%	-35.8%	45.5%
Corporate Banking	14.4%	0.0%	6.6%	13.7%	12.8%	11.6%	24.9%	14.8%	13.8%
CORE BUSINESSES	**31.1%**	**21.9%**	**21.8%**	**20.0%**	**22.8%**	**18.2%**	**19.5%**	**16.4%**	**19.8%**
GROUP	**28.7%**	**24.1%**	**15.8%**	**18.6%**	**19.5%**	**18.4%**	**10.9%**	**12.0%**	**13.6%**